[Activision Blizzard, Inc. Letterhead]

August 25, 2008

By EDGAR Submission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Mark Kronforst, Accounting Branch Chief

Re:	Activision Blizzard, Inc.
Extension to Response to Comment Letter, dated July 24, 2008
Regarding Form 10-K for the Fiscal Year Ended March 31, 2008
File No. 001-15839

Dear Mr. Kronforst:

Due to the timing of our quarter-end reporting cycle and the consummation of our recent business combination transaction, please be advised that Activision Blizzard, Inc. will require an additional extension of approximately two weeks in responding to the Staff’s comment letter dated July 24, 2008.

Sincerely,

/s/ George L. Rose

George L. Rose

Chief Legal Officer